SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                            (AMENDMENT NO._________)*


                             TELEHUBLINK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87942L 10 1
                                   -----------
                                 (CUSIP Number)

                            JAMES MARTIN KAPLAN, ESQ.
                              TENZER GREENBLATT LLP
          405 LEXINGTON AVENUE, NEW YORK, NEW YORK 10174 (212) 885-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                FEBRUARY 4, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

                                  SCHEDULE 13D

---------------------                                 --------------------------
CUSIP NO. 87942L 10 1                                 PAGE   2   OF   12   PAGES
---------------------                                 --------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stanley A. Young
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

                               3,293,670
                  --------------------------------------------------------------
   NUMBER OF         8         SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 177,067
    OWNED BY      --------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     3,293,670
     WITH         --------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                               177,067
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,293,670
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 12 Pages

                                  SCHEDULE 13D

---------------------                                 --------------------------
CUSIP NO. 87942L 10 1                                 PAGE   3   OF   12   PAGES
---------------------                                 --------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Young Management Group Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

                               1,636,241
                  --------------------------------------------------------------
   NUMBER OF         8         SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 Not applicable
    OWNED BY      --------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     1,636,241
     WITH         --------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                               Not applicable
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,636,241
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 12 Pages

                                  SCHEDULE 13D

---------------------                                 --------------------------
CUSIP NO. 87942L 10 1                                 PAGE   4   OF   12   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Young Technology Fund
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

                               1,491,588
                  --------------------------------------------------------------
   NUMBER OF         8         SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 Not applicable
    OWNED BY      --------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     1,491,588
     WITH         --------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                               Not applicable
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,491,588
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 12 Pages

                                  SCHEDULE 13D

---------------------                                 --------------------------
CUSIP NO. 87942L 10 1                                 PAGE   5   OF   12   PAGES
---------------------                                 --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The SAY Family Limited Partnership
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

                               177,067
                  --------------------------------------------------------------
   NUMBER OF         8         SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 Not applicable
    OWNED BY      --------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     177,067
     WITH         --------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                               Not applicable
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          177,067
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 12 Pages

Item 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of TeleHubLink Corporation (formerly known as What A World!, Inc.), a Delaware corporation (the "Company"), whose principal executive offices are located at 24 New England Executive Park, Burlington, Massachusetts 01803.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) and (f)

        This statement is being filed on behalf of the following persons (collectively, the "Reporting Persons"): (i) Stanley A. Young, a director of the Company ("Mr. Young"), (ii) Young Management Group, Inc., a Massachusetts corporation ("YMG Inc."), (iii) The Young Technology Fund, a Massachusetts general partnership (the "Fund"), and (iv) The SAY Family Limited Partnership, a Massachusetts limited partnership (the "Partnership").

        The address of each Mr. Young, YMG Inc. and the Fund is 24 New England Executive Park, Burlington, Massachusetss 01803. The address of the Partnership is 10 Riverside Drive, Marblehead, Massachusetts 01945.

        Mr. Young's principal occupation is Chairman of the Board and Chief Executive Officer of YMG Inc., which is wholly- owned by Mr. Young. Mr. Young is also a director of the Company.

        YMG Inc. is engaged in the business of providing financial management services. Mr. Young is the sole shareholder, officer and director of YMG Inc. and, accordingly, is considered the beneficial owner of the shares of Common Stock owned by YMG Inc.

        The Fund is a general partnership which acts as an investment fund. Mr. Young is the sole general partner of the Fund and, accordingly, is considered the beneficial owner of the shares of Common Stock owned by the Fund.

        The Partnership is a limited partnership which acts as an investment fund. The general partners of the Partnership are Mr. Young and Adam D. Young, the adult son of Mr. Young. Adam Young's address is 10 Riverside Drive, Marblehead, Massachusetts 01945. Mr. Young, as a general partner of the Partnership, is considered the beneficial owner of the shares of Common Stock owned by the Partnership.


                               Page 6 of 12 Pages

(d) and (e)

        During the last five years, neither any of the Reporting Persons nor Adam Young has has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither any of the Reporting Persons nor Adam Young has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As of February 4, 1999, Mr. Young, YMG Inc., the Fund and the Partnership held 42,250 shares, 416,852 shares, 380,000 shares and 45,110 shares, respectively, of common stock ("TeleHub Common Stock") of Tele Hub Link Corporation, a privately-held corporation organized under the laws of the Province of Ontario, Canada ("TeleHub"). Pursuant to a Share Purchase Agreement dated as of December 21, 1998 and amended as of January 11, 1999 among the Company, TeleHub and the shareholders of TeleHub, the Company acquired from the TeleHub shareholders all of the outstanding shares of TeleHub Common Stock, in consideration for which the Company issued to each TeleHub shareholder 3.9252318 shares of Common Stock for each share of TeleHub Common Stock held by such shareholder (the "Transaction"). Accordingly, in connection with the Transaction, Mr. Young acquired 165,841 shares of Common Stock, YMG Inc. acquired 1,636,241 shares of Common Stock, the Fund acquired 1,491,588 shares of Common Stock and the Partnership acquired 177,067 shares of Common Stock.

        Mr. Young acquired the shares of TeleHub Common Stock held by him as of February 4, 1999 from his personal funds, and each of YMG Inc., the Fund and the Partnership acquired the shares of TeleHub Common Stock held by it as of February 4, 1999 from its working capital.

Item 4. PURPOSE OF TRANSACTION.

        The Reporting Persons have acquired the Common Stock for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the


                               Page 7 of 12 Pages

Company, available opportunities for the Reporting Persons to acquire or dispose of Common Stock, and other business opportunities available to the Reporting Persons, and other relevant factors, the Reporting Persons may in the future take such actions with respect to such holdings in the Company's Common Stock as they deem appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons, either in a sale of Common Stock in the open market or the sale of Common Stock in privately negotiated transactions to one or more purchasers.

        Except as described above, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                               Page 8 of 12 Pages

    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

    (j) Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) Mr. Young beneficially owns 3,470,737 shares of Common Stock, which shares represent approximately 22.7% of the issued and outstanding shares of Common Stock. The 3,470,737 shares include (i) 165,841 shares owned directly by Mr. Young, which represent approximately 1.1% of the issued and outstanding shares of Common Stock, (ii) 1,636,241 shares owned by YMG Inc., which represent approximately 10.7% of the issued and outstanding shares of Common Stock, (iii) 1,491,588 shares owned directly by the Fund, which represent approximately 9.8% of the issued and outstanding shares of Common Stock, and
(iv) 177,067 shares owned by the Partnership, which represent approximately 1.2% of the issued and outstanding shares of Common Stock.

        Mr. Young has sole power to vote or direct the vote of 3,293,670 shares of Common Stock, shared power to vote of direct the vote of 177,067 shares of Common Stock, sole power to dispose or direct the disposition of 3,293,670 shares of Common Stock, and shared power to dispose or direct the disposition of 177,067 shares of Common Stock.

        (c) Except for the acquisition of shares of Common Stock in the Transaction as described elsewhere herein, no transactions in Common Stock were effected by either of the Reporting Persons during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

        (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of the dividends from the shares of Common Stock beneficially owned by the respective Reporting Persons or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

        (e) Not applicable.

                               Page 9 of 12 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than as set forth herein, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

        1.   Joint Filing Agreement among the Reporting Persons.




                               Page 10 of 12 Pages

                                    SIGNATURE


        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                              DATE:  February 11, 1999

                                              /s/ STANLEY A. YOUNG
                                              ---------------------------------
                                              Stanley A. Young


                                              YOUNG MANAGEMENT GROUP INC.

                                              By:  /s/ STANLEY A. YOUNG
                                                 ------------------------------
                                                  Stanley A. Young
                                                  Chairman of the Board and
                                                  Chief Executive Officer


                                              THE YOUNG TECHNOLOGY FUND

                                              By: /s/ STANLEY A. YOUNG
                                                 ------------------------------
                                                 Stanley A. Young
                                                 General Partner


                                              THE SAY FAMILY LIMITED PARTNERSHIP

                                              By: /s/ STANLEY A. YOUNG
                                                 ------------------------------
                                                 Stanley A. Young
                                                 General Partner



                               Page 11 of 12 Pages

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the common stock of the Company and further agree that this Joint Filing Agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 11th day of February, 1999.

                                              /s/ STANLEY A. YOUNG
                                              ---------------------------------
                                              Stanley A. Young


                                              YOUNG MANAGEMENT GROUP INC.

                                              By:  /s/ STANLEY A. YOUNG
                                                 ------------------------------
                                                  Stanley A. Young
                                                  Chairman of the Board and
                                                  Chief Executive Officer


                                              THE YOUNG TECHNOLOGY FUND

                                              By: /s/ STANLEY A. YOUNG
                                                 ------------------------------
                                                 Stanley A. Young
                                                 General Partner


                                              THE SAY FAMILY LIMITED PARTNERSHIP

                                              By: /s/ STANLEY A. YOUNG
                                                 ------------------------------
                                                 Stanley A. Young
                                                 General Partner



                               Page 12 of 12 Pages